UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017661

No Act
P.E. 1-24-03
1-15149

DC

March 14, 2003

Douglass M. Rayburn
Baker Botts LLP
2001 Ross Avenue
Dallas, TX 75201-2980

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2003

Re: Lennox International Inc.
Incoming letter dated January 24, 2003

Dear Mr. Rayburn:

This is in response to your letter dated January 24, 2003 concerning the shareholder proposal submitted to Lennox by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Matthew Benny Hernandez
Corporate Governance Advisor
Sheet Metal Workers' International Association
1750 New York Ave., N.W. – 6th Floor
Washington, DC 20006

BAKER BOTTS L.L.P.

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

January 24, 2003

18635.0116

Douglass M. Rayburn
214.953.6634
FAX 214.661.4634
doug.rayburn@bakerbotts.com

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lennox International Inc.
Shareholder Proposal of the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

Our client, Lennox International Inc. ("Lennox"), has received a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") from the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proposal and Supporting Statement are attached hereto as Exhibit A. The Proposal asks shareholders to approve a resolution requesting that the Board of Directors of Lennox adopt an executive compensation policy such that all future stock option grants to senior executives be indexed or linked to an industry peer group stock performance index.

This letter is to inform you of the intention of Lennox to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") <u>certain portions</u> of the Supporting Statement as outlined below. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Lennox files its definitive 2003 Proxy Materials with the Commission.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the five statements in the Supporting Statement identified below may be excluded from the 2003 Proxy Materials.

Statement of Support for Omitting Portions of the Proposal

Rule 14a-8(i)(3) provides that a shareholder proposal and supporting statement may be excluded if they are contrary to any of the Commission's proxy rules, including Rule 14a-9. The Proposal and the Supporting Statement contain numerous statements that are false and misleading in violation of Rule 14a-9. Accordingly, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below. The Staff has previously concurred that identical statements to the statements discussed below are false and misleading.

1. *The Supporting Statement includes several unsubstantiated facts that the Staff has previously agreed are materially false or misleading.*

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions and lack any citation or support of any kind. Such statements render the Supporting Statement materially misleading, requiring the exclusion of these statements. In the alternative, these statements at the very least should be rephrased to substantiate these assertions.

The following sentences in the first and final paragraph of the Supporting Statement are uncorroborated opinions and lack citations or support of any kind:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results."

- "In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution."

In the first statement, the Proponent fails to provide any authority or other evidence for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." In addition, in the second statement, the Proponent attributes certain reactions and support to numerous unidentified individuals or organizations. However, no authority or other documentation has been provided for this statement that would allow Lennox or its shareholders to evaluate its validity. These unsubstantiated assertions are misleading because they may improperly persuade shareholders to support the Proposal by causing them to believe that this type of shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proponent provides no factual support for its claims.

In each of *Hewlett-Packard Company*, SEC No-Action Letter (Dec. 27, 2002) and *Tyco International Ltd.*, SEC No-Action Letter (Dec. 16, 2002), the Staff permitted exclusion of identical sentences in supporting statements that are identical to the Supporting Statement pursuant to Rule 14a-8(i)(3) unless the proponent prepared a revised proposal and supporting statement which provided the factual support in the form of a citation to a specific source for each of these two sentences.

2. *The Supporting Statement includes several unsubstantiated opinions that are phrased as facts that that the Staff has previously agreed are materially false or misleading.*

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of these statements. In the alternative, these statements should be revised to indicate that they are solely opinions of the Proponent.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such opinion.

In each of *Hewlett-Packard Company* and *Tyco International Ltd.*, the Staff allowed exclusion of identical sentences pursuant to Rule 14a-8(i)(3) unless the proponent prepared a revised proposal and supporting statement which recast each of these two sentences as the proponent's opinion.

3. *The Proposal includes a statement regarding the nature of indexed stock options that the Staff previously agreed is materially false or misleading.*

The first sentence of the second paragraph of the Supporting Statement states that "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices.

In each of *Hewlett-Packard Company* and *Tyco International Ltd.*, the Staff allowed the exclusion of an identical sentence pursuant to Rule 14a-8(i)(3) unless the proponent prepared a revised proposal and supporting statement which clarified this sentence to indicate that it is referring to only one type of indexed stock option.

Conclusion

For the reasons set forth above, we believe that there is abundant support for exclusion of the five statements identified above from the Supporting Statement. In the event that the Staff allows the Proponent to make the considerable revisions necessary to ensure that the Proposal and Supporting Statement comply with the requirements of the proxy rules, we respectfully request confirmation from the Staff that such revised proposal and supporting statement may be excluded in their entirety by Lennox if they exceed the 500-word limitation set forth in Rule 14a-8(d).

If you have any questions regarding this subject or if we can be of further assistance, please do not hesitate to contact me at (214) 953-6634.

Very truly yours

Douglass M. Rayburn

Enclosure

cc: Mr. Carl Edwards
Mr. Ken Fernandez
Lennox International Inc.

Mr. Matthew Benny Hernandez
Sheet Metal Workers' International Association

Mr. Craig Rosenberg
ProxyVote Plus

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[SENT via FACSIMILE to (972) 497-5268 and via UPS]

January 15, 2003

Mr. Carl E. Edwards, Jr.
Executive Vice President, Chief Legal Counsel & Secretary
Lennox International, Inc.
2140 Lake Park Boulevard
Richardson, Texas 75080

Re: Shareholder Proposal

Dear Mr. Edwards:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lennox International, inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 10,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (202) 662-0825. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' International Association, 1750 New York Ave., N.W. – 6th Floor, Washington D.C. 20006. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Matthew Hernandez /lfo

Matthew Benny Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Indexed Options Proposal

Resolved, that the shareholders of Lennox International, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lennox International Inc.
Incoming letter dated January 24, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Lennox with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Lennox omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor